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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)
                             -----------------------

                             UFP TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   902 673 102
                                 (CUSIP Number)

                              JEFFREY L. BERKOWITZ
                                40 FULTON STREET
                               NEW YORK, NY 10038
                            TEL. NO.: (212) 587-2900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                FEBRUARY 22, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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902 673 102                                                        Page  2 of 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cramer Berkowitz Partners, L.P. (f/k/a Cramer Partners, L.P.)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                 (b)  [X]

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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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                              7         SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       170,000
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        170,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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902 673 102                                                        Page  3 of 11
-----------------------------                     ------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Berkowitz Capital & Co., L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  NA
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       170,000
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        170,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

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902 673 102                                                        Page  4 of 11
-----------------------------                     ------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J.L. Berkowitz & Co., L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  NA
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       170,000
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        170,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

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902 673 102                                                        Page  5 of 11
-----------------------------                     ------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jeffrey L. Berkowitz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  NA
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARE VOTING POWER
         REPORTING
           PERSON                       170,000
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        170,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  170,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
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
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902 673 102                                                        Page  6 of 11
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ITEM 1.           SECURITY AND ISSUER.

                  The undersigned hereby amends the statement on Schedule 13D,

dated December 24, 1994, as amended by Amendment No. 1, dated February 9, 1995,

as amended by Amendment No. 2 dated June 16, 1995, as amended by Amendment No. 3 dated July 7, 1995, as amended by Amendment No. 4 dated November 3, 1995, as amended by Amendment No. 5 dated December 29, 1995, as amended by Amendment No.

6 dated January 19, 1996, as amended by Amendment No. 7 dated March 18, 1996, as amended by Amendment No. 8 dated October 28, 1996, as amended by Amendment No. 9 dated February 27, 1998, as amended by Amendment No. 10 dated March 23, 1998, as amended by Amendment No. 11 dated April 23, 1998, and as amended by Amendment

No. 12 dated December 23, 1999 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $.01 per share (the "Shares"), of UFP

Technologies, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the statement is hereby amended and restated to read in its entirety as follows:

                  This statement on Schedule 13D is being filed by J.L.

Berkowitz & Co., L.L.C., a Delaware limited liability company (the "Manager"),

Berkowitz Capital & Co., L.L.C., a Delaware limited liability company (the

"General Partner"), Cramer Berkowitz Partners, L.P. (formerly Cramer Partners,

L.P.), a Delaware limited partnership (the "Partnership") and Jeffrey L.

Berkowitz (collectively the "Reporting Persons"). A copy of the Joint Filing

Agreement among the Reporting Persons is annexed hereto as Exhibit A.

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902 673 102                                                        Page  7 of 11
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                  The Manager acts as an investment adviser to and manager of the Partnership. The address of the principal business and principal office of the Manager, the Partnership and the General Partner is 40 Fulton Street, New

York, NY 10038. The business address of Jeffrey L. Berkowitz is 40 Fulton

Street, New York, NY 10038. The present principal occupation or employment of

Jeffrey L. Berkowitz is Managing Member of the Manager.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Items 5(a), 5(b), 5(c) and 5(e) of the statement are hereby amended and restated to read in their entirety as follows:

                  (a)      This statement on Schedule 13D relates to 170,000

Shares beneficially owned by the Reporting Persons, which constitute approximately 3.9% of the issued and outstanding Shares.

                  (b)      The Partnership, the General Partner, and the Manager

have sole voting and dispositive power with respect to Shares owned by the

Partnership. Jeffrey L. Berkowitz has shared voting and dispositive power with respect to the Partnership's 170,000 Shares.

                  (c)      In the last 60 days, the Reporting Persons purchased

or sold Shares on the dates, in the amounts and at the prices set forth on

Exhibit B attached hereto and incorporated by reference herein. All of such sales were conducted through private transactions with the Company.

                  5(e)     As of the close of business on February 22, 2001, the

Reporting persons ceased to be the beneficial owner of more than five percent of the class of securities.

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902 673 102                                                        Page  8 of 11
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  Item 6 of the Statement is amended by deleting on the second line the number "470,000" and replacing it with the number "170,000."

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902 673 102                                                        Page  9 of 11
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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated:  February 26, 2001


                                   CRAMER BERKOWITZ PARTNERS, L.P.


                                   By:  Berkowitz Capital & Co., L.L.C.
                                          its general partner


                                   By:  /s/  Jeffrey L. Berkowitz
                                        ---------------------------------------
                                        Name:  Jeffrey L. Berkowitz
                                        Title: Managing Member


                                   BERKOWITZ CAPITAL & CO., L.L.C.


                                   By:  /s/  Jeffrey L. Berkowitz
                                        ---------------------------------------
                                        Name:  Jeffrey L. Berkowitz
                                        Title: Managing Member


                                   J.L. BERKOWITZ & CO., L.L.C.


                                   By:  /s/  Jeffrey L. Berkowitz
                                        ---------------------------------------
                                        Name:  Jeffrey L. Berkowitz
                                        Title: Managing Member


                                   /s/  Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Jeffrey L. Berkowitz

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902 673 102                                                        Page 10 of 11
-----------------------------                     ------------------------------

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-(k)(1)


                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of February 26, 2001

                                   CRAMER BERKOWITZ PARTNERS, L.P.


                                   By:  Berkowitz Capital & Co., L.L.C.
                                          its general partner


                                   By:  /s/  Jeffrey L. Berkowitz
                                        ---------------------------------------
                                        Name:  Jeffrey L. Berkowitz
                                        Title: Managing Member


                                   BERKOWITZ CAPITAL & CO., L.L.C.


                                   By:  /s/  Jeffrey L. Berkowitz
                                        ---------------------------------------
                                        Name:  Jeffrey L. Berkowitz
                                        Title: Managing Member


                                   J.L. BERKOWITZ & CO., L.L.C.


                                   By:  /s/  Jeffrey L. Berkowitz
                                        ---------------------------------------
                                        Name:  Jeffrey L. Berkowitz
                                        Title: Managing Member


                                   /s/  Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Jeffrey L. Berkowitz

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902 673 102                                                        Page 11 of 11
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                                                                       EXHIBIT B

                   TRANSACTIONS IN COMMON STOCK OF THE COMPANY
                           WITHIN THE LAST SIXTY DAYS


                              NO. OF SHARES
         TRADE DATE           PURCHASED/SOLD      COST PER SHARE      TYPE
         ----------           --------------      --------------      ----

         2/22/01                   300,000             $1.75            S